FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: November 18, 2005

Semi-Annual Consolidated Financial

Statements for the Six Months ended

September 30, 2005

NEC Corporation

Consolidated Financial Statements (Semi-annual)

(i) Consolidated Balance Sheets (Semi-annual)

	September 30, 2004 (Unaudited)	September 30, 2005 (Unaudited)	March 31, 2005
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥468,917	¥413,792	¥494,284
Notes receivable, trade	15,738	13,425	16,356
Accounts receivable, trade	783,769	808,768	900,227
Allowance for doubtful notes and accounts	(20,651)	(18,446)	(14,887)
Inventories (Note 5)	629,372	559,310	528,923
Deferred tax assets	109,039	122,029	106,755
Prepaid expenses and other current assets (Note 7)	57,457	58,307	49,904

Total current assets	2,043,641	1,957,185	2,081,562

Investments and long-term receivables:
Marketable securities (Note 4)	99,032	160,208	107,612
Investments and advances:
Affiliated companies (Note 3)	169,016	166,281	187,011
Other (Note 4)	117,229	103,474	120,544
Long-term receivables, trade	9,602	9,586	8,274

	394,879	439,549	423,441

Property, plant and equipment (Note 7):
Land	97,613	95,773	96,565
Buildings	796,983	720,435	779,811
Machinery and equipment	1,765,899	1,688,200	1,720,698
Construction in progress	80,304	33,389	42,789

	2,740,799	2,537,797	2,639,863
Accumulated depreciation	(1,975,842)	(1,839,007)	(1,913,441)

	764,957	698,790	726,422

Other assets:
Deferred tax assets	429,861	367,317	399,313
Goodwill (Note 6)	21,361	84,396	56,934
License fees and other intangibles (Note 6)	37,600	50,191	42,912
Other	213,776	209,841	210,101

	702,598	711,745	709,260

	¥3,906,075	¥3,807,269	¥3,940,685

	September 30, 2004 (Unaudited)	September 30, 2005 (Unaudited)	March 31, 2005
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings (Note 7)	¥194,520	¥198,849	¥227,615
Current portion of long-term debt (Note 7)	184,593	105,545	137,354
Notes payable, trade	22,035	18,592	30,065
Accounts payable, trade	796,223	736,988	817,519
Accounts payable, other and accrued expenses	262,439	286,886	284,798
Accrued income taxes	32,993	20,069	25,906
Other current liabilities	131,249	127,175	138,403

Total current liabilities	1,624,052	1,494,104	1,661,660

Long-term liabilities:
Long-term debt (Note 7)	796,388	748,884	791,238
Accrued pension and severance costs (Note 11)	482,571	428,270	425,174
Other	41,343	43,922	44,152

	1,320,302	1,221,076	1,260,564

Minority shareholders’ equity in consolidated subsidiaries	236,510	209,099	224,187

Commitments and contingent liabilities (Notes 12,14)

Shareholders’ equity:
Common stock:
Authorized September 30,2004 - 3,200,000,000 shares
September 30,2005 - 7,500,000,000 shares
March 31,2005 - 3,200,000,000 shares
Issued September 30, 2004 - 1,929,268,717 shares	337,820
September 30, 2005 - 1,995,923,384 shares		337,821
March 31, 2005 - 1,929,268,717 shares			337,820
Additional paid-in capital (Note 13)	454,298	501,193	455,683
Retained earnings	91,317	138,646	128,204
Accumulated other comprehensive income (loss)	(155,333)	(91,510)	(124,396)

	728,102	886,150	797,311
Treasury stock, at cost:
September 30, 2004 - 2,816,340 shares	(2,891)
September 30, 2005 - 2,774,250 shares		(3,160)
March 31,2005 - 3,067,755 shares			(3,037)

	725,211	882,990	794,274

	¥3,906,075	¥3,807,269	¥3,940,685

(ii) Consolidated Statements of Operations, Comprehensive Income (Loss) and Retained Earnings (Semi-annual)

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Sales and other income:
Net sales	¥2,303,154	¥2,233,035	¥4,855,132
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥7,895 million for the six months ended September 30, 2004, and ¥12,607 million for the year ended March 31, 2005 (Note 11)	383	—	663
Interest and dividends	5,383	5,460	9,396
Net foreign exchange gain	4,503	—	—
Gain on sale of investments in securities, net of loss on sale and impairment	26,468	24,560	43,446

	2,339,891	2,263,055	4,908,637

Costs and expenses:
Cost of sales	1,711,789	1,658,317	3,646,770
Research and development expenses	128,273	154,772	275,348
Selling, general and administrative	404,146	406,979	802,505
Restructuring charges (Note 10)	—	—	5,854
Loss on sale or disposal of fixed assets, net	5,223	3,092	14,403
Interest	10,267	8,174	18,632
Net foreign exchange loss	—	335	1,386
Other, net	8,314	2,910	28,075

	2,268,012	2,234,579	4,792,973

Income before income taxes	71,879	28,476	115,664
Provision for income taxes	41,715	13,769	73,111

Income before minority interest, equity in earnings (losses) of affiliated companies	30,164	14,707	42,553
Minority interest in income of consolidated subsidiaries	9,901	1,023	7,280

Income before equity in earnings (losses) of affiliated companies	20,263	13,684	35,273
Equity in earnings (losses) of affiliated companies (Note 3)	4,934	2,737	32,591

Net income	25,197	16,421	67,864

Comprehensive income (loss):
Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	5,820	7,390	1,812
Minimum pension liability adjustment	8,415	3,852	28,874
Unrealized gains (losses) on marketable securities (Note 4)	(19,816)	21,280	(5,316)
Unrealized gains (losses) on derivative financial instruments	45	364	31

Other comprehensive income (loss)	(5,536)	32,886	25,401

Comprehensive income	¥19,661	¥49,307	¥93,265

Retained earnings:
Balance at beginning of period	¥71,901	¥128,204	¥71,901
Net income	25,197	16,421	67,864
Dividends	(5,781)	(5,979)	(11,561)

Balance at end of period	¥91,317	¥138,646	¥128,204

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	(Yen)
Net income per share (Note 8):
Basic	¥12.77	¥8.36	¥34.77
Diluted	11.47	7.84	31.87
Cash dividends per share	3.00	3.00	6.00

(iii) Consolidated Statements of Cash Flows

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Cash flows from operating activities:
Net income	¥25,197	¥16,421	¥67,864
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	82,892	69,546	166,484
Deferred income taxes	21,875	3,103	38,977
Loss on property, plant and equipment	5,298	3,782	8,129
Realized gain on marketable securities	(24,631)	(8,783)	(25,498)
Provision for pension and severance costs, less payments	3,164	11,095	(20,930)
Equity in (earnings) losses of affiliated companies, net of dividends	(4,445)	(2,177)	(31,580)
Minority interest in income of consolidated subsidiaries	9,901	1,023	7,280
(Increase) decrease in notes and accounts receivable	86,617	88,225	(4,870)
(Increase) decrease in inventories	(59,290)	(33,087)	56,289
Decrease in notes and accounts payable	(165,394)	(81,477)	(114,239)
Decrease in other current liabilities	(31,263)	(17,003)	(16,650)
Other, net	32,066	(13,388)	33,303

Net cash provided by (used in) operating activities	(18,013)	37,280	164,559

Cash flows from investing activities:
Proceeds from sales of fixed assets	39,467	33,027	89,422
Additions to fixed assets	(119,343)	(102,110)	(261,384)
Proceeds from sales of marketable securities	21,654	13,804	29,754
Purchase of marketable securities	(1,043)	(1,766)	(1,112)
Net proceeds from sales of affiliates’ stock	8,501	39,316	48,042
Investments in affiliates, net of cash acquired	(1,497)	(4,687)	(55,594)
Disbursements for long-term loans	(1,014)	(4,566)	(4,173)
Payments received on long-term loans	2,067	3,152	2,894
Increase in other investment securities	(6,125)	(2,074)	(5,649)
Other, net	35,984	(3,288)	35,253

Net cash used in investing activities	(21,349)	(29,192)	(122,547)

Cash flows from financing activities:
Proceeds from long-term debt	128,851	9,905	146,264
Repayments of long-term debt	(206,158)	(74,570)	(306,452)
Increase (decrease) in short-term borrowings	92,065	(20,567)	122,682
Dividends paid	(7,174)	(7,400)	(14,060)
Other, net	(102)	(126)	1,300

Net cash provided by (used in) financing activities	7,482	(92,758)	(50,266)

Effect of exchange rate changes on cash and cash equivalents	4,034	4,178	5,775

Net decrease in cash and cash equivalents	(27,846)	(80,492)	(2,479)
Cash and cash equivalents at beginning of period	496,763	494,284	496,763

Cash and cash equivalents at end of period	¥468,917	¥413,792	¥494,284

Supplemental information of non-cash investing and financing activities
Stock-for-stock exchanges (Note 6)	¥—	¥45,139	¥—
Conversion of convertible debt into shares of common stock (Note 13)	—	2	—

The data in the following footnotes as of and for the six months ended September 30, 2004 and 2005 is unaudited.

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of NEC Corporation and its subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 2005 are not necessarily indicative of the results for the year ending March 31, 2006.

The consolidated balance sheet at March 31, 2005 has been derived from the audited consolidated financial statements at that date but do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accompanying financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2005 included elsewhere herein.

2.	Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation, and its subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a June 30 fiscal semi-annual year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from July 1 to September 30.

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 as revised, (“Interpretation No.46”), Consolidation of Variable Interest Entities that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Investments in 50 % or less owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable half year-end or year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the period or year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders’ equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

Inventories

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Goodwill and other intangibles

Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Intangible assets with indefinite lives are tested for impairment by comparing the fair values of those assets with their carrying amounts. The Company performs an-annual impairment test in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that assets might be impaired.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 6 years.

Impairment of long-lived assets

Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Software costs

The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues over principally over 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis over periods ranging up to 5 years.

Income taxes

The provision for income taxes for interim periods is measured using an estimated annual effective tax rate for the annual period and it comprises current tax expense and deferred tax expense including the effect of a change in the beginning-of-the-year balance of a valuation allowance. The estimated annual effective tax rate includes the effect of valuation allowance expected to be necessary at the end of the fiscal year for deferred tax assets related to operating loss carryforwards and originating deductible temporary differences during the year.

Issuance of stock by a subsidiary or an affiliated company

When a subsidiary or an affiliated company issue stock to unrelated third parties, the Company’s ownership interest in the subsidiary or affiliated company decreases. In the event the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary or affiliated company and recognizes a gain or loss in the year in which the change in ownership interest occurs.

Stock-based compensation

The Company accounts for stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Net income, as reported	¥25,197	¥16,421	¥67,864

Effect of participating convertible securities	(591)	—	(890)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	(27)	164	238
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(256)	(572)	(1,129)

Pro forma net income	¥24,323	¥16,013	¥66,083

	(Yen)
Net income per share:
Basic - as reported	¥12.77	¥8.36	¥34.77
Basic - pro forma	12.63	8.15	34.30
Diluted - as reported	11.47	7.84	31.87
Diluted - pro forma	11.33	7.65	31.44

Net income per share

Basic net income per share (“EPS”) is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

Revenue recognition

The Company recognizes revenue for transactions when the following criteria have been met. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of delivery or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon delivery and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue related to the software at the same time as the Company recognizes the revenue for the product. Customers generally do not have the right of return.

The Company sells program products consisting of packaged software such as an operating system or middleware used in computer systems. Revenue related to the software is recognized upon customer acceptance.

Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from systems integration is recognized upon customer acceptance.

Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.

The Company recognizes as service revenue for the Internet services of “BIGLOBE” as the services are provided, which is generally on a monthly basis.

The Company enters into multiple element arrangements with customers which may include any combination of products and services. If a multiple element arrangement exists, the Company determines whether revenues should be recognized using separate units of accounting. The Company allocates revenue to each item based on its relative fair value if such item meets all of the following criteria as a separate unit of accounting: 1) the delivered item(s) has value to customer on a standalone basis, 2) there is objective and reliable evidence of fair value of the undelivered item(s), and 3) if the arrangement includes a general right of return relative to a delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, revenue for the arrangement is recognized when such criteria are met or all items have been completed and the arrangement is accepted by the customer. In certain circumstances, in which there is objective and reliable evidence of the fair values of the undelivered items in an arrangement but no such evidence for the delivered items, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. The revenue recognized for delivered items is limited to the amount that is not contingent upon the future delivery of additional items or meeting other specified performance conditions.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company’s products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities (“SPEs”). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

The Company recognizes at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

3.	Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method at September 30, 2005 are: Nippon Electric Glass Co., Ltd. ; ANRITSU CORPORATION ; Japan Aviation Electronics Industry, Ltd. ; Toyo Communication Equipment Co., Ltd. ; NEC Leasing, Ltd. (“NEL”) ; NIPPON COMPUTER SYSTEM CO., LTD. ; and 62 other companies.

On November 15, 2004, Elpida Memory, Inc. (“Elpida”), which researches, develops, manufactures, and sells DRAM, sold 31,850,000 shares of common stock at ¥3,325 per share to third parties in a global offering receiving total consideration of ¥105,901 million. Simultaneously, certain classes of non-voting common stock were converted to common stock. As a result, the Company’s ownership interest in Elpida decreased from 50.0% to 25.0%. However, because of the issuance of new shares of common stock and the conversion, the Company was required to increase the carrying amount of its investment in Elpida by ¥25,023 million and recognized a gain for that amount. In connection with this transaction certain deferred tax assets were reversed and deferred tax expense of ¥10,134 million was recognized.

The Company’s ownership interest in Elpida decreased from 23.8% to 13.9% during August 2005 and, accordingly, Elpida was no longer an affiliated company of NEC accounted for by the equity method.

NEL, which performs leasing business, sold 3,300,000 shares of common stock at ¥2,074 per share to third parties in a public offering on February 10, 2005, receiving total consideration of ¥6,843 million. After the NEL’s public offering, the Company acquired 1,000,000 shares of NEL. As a result of the series of transactions, the Company’s ownership interest in NEL decreased from 39.0% to 37.7%. Because the issuance price per share of common stock sold by NEL was less than the Company’s average carrying amount per share, the Company was required to decrease the carrying amount of its investment in NEL by ¥461 million, including the effect of acquiring addition shares, and recognized a loss for that amount. The Company recorded a deferred tax benefit of ¥187 million on such loss.

4.	Marketable Securities

The following is a summary of marketable securities by major security type:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Available-for-sale:
Equity securities
Cost	¥63,896	¥80,021	¥58,333
Fair value	98,996	160,196	107,577
Net unrealized holding gains	35,100	80,175	49,244

Debt securities
Cost	35	16	30
Fair value	36	12	35
Net unrealized holding gains (losses)	1	(4)	5

Investments in equity securities, included in investments and advances - other, with an aggregate carrying amount of ¥104,410 million, ¥82,332 million and ¥101,779 million at September 30, 2004 and 2005 and March 31, 2005, respectively.

5.	Inventories

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Finished products	¥194,289	¥185,004	¥175,182
Work in process and semifinished components	321,840	271,931	245,872
Less - advance payments received	(14,867)	(17,225)	(13,324)
Raw materials and purchased components	128,110	119,600	121,193

	¥629,372	¥559,310	¥528,923

6.	Acquisitions

On December 10, 2004 and January 31, 2005, the Company paid cash of ¥10,251 million and ¥6,429 million respectively, to acquire in aggregate 50.1% of ABeam Consulting Ltd.’s (“ABeam”)voting common stock. ABeam provides business performance consulting services in the areas of strategy, Business Process Reengineering (“BPR”), information technology, and outsourcing. In conjunction with this purchase, the Company entered into an agreement with ABeam and minority shareholders to increase the Company’s voting common stock ownership interest of ABeam to 100% by 2010. The agreement provides a purchase price to acquire the remaining 49.9% of Abeam’s voting common stock which is based on the financial performance of ABeam.

On August 1, 2005, the Company paid cash of ¥1,937 million to acquire an additional 8.32% of Abeam’s voting common stock. At September 30, 2005, the Company estimates its minimum and maximum aggregate of payments are approximately ¥4,800 million and ¥13,800 million respectively for the remaining 41.58% of voting common stock in ABeam.

The acquisition of ABeam has been accounted for using the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on the fair value of the assets and liabilities acquired at the respective dates of acquisition. The fair values of the assets acquired and liabilities assumed have been determined using internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company’s expectation to expand its reach in Asia such as strategic consulting and Enterprise Resource Planning (“ERP”) package related services by obtaining highly specialized assembled work force from ABeam.

Effects of the transactions on the consolidated balance sheet are as follows:

	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Current assets	¥—	¥21,642
Property, plant, and equipment	—	1,208
Intangible assets other than goodwill	170	2,658
Goodwill	1,203	12,465
Other assets	—	3,151

Total assets acquired	1,373	41,124

Current liabilities	—	(11,862)
Long-term liabilities	(69)	(8,773)

Total liabilities assumed	(69)	(20,635)

Minority interest	633	(3,809)

Net assets acquired	¥1,937	¥16,680

The ¥13,668 million of goodwill was assigned to the IT Solutions business.

The results of ABeam’s operations have been included in the consolidated financial statements since January, 2005.

On January 28, 2005, the Company acquired 21.30% and 14.34% of the voting common shares of NEC Soft, Ltd. (“NEC SOFT”) and NEC System Technologies, Ltd. (“NECST”) for ¥27,374 million and ¥14,807 million, respectively through two separate tender offers, and on June 1, 2005, the Company acquired 17.12% and 18.99% of the voting common shares of NEC SOFT and NECST for ¥23,896 million and ¥21,243 million, respectively through stock-for-stock exchanges. The aggregate of acquisition cost for stock-for-stock exchanges was ¥45,139 million. As a result of the tender offers and stock-for-stock exchanges, the Company’s ownership interest in NEC SOFT and NECST increased to 100%, respectively.

On June 1, 2005, the Company issued 66,654,021 shares of common stock under stock-for-stock exchange agreements. The conversion ratios were 5.14 and 6.75 of the Company’s common stock for each share of NEC SOFT and NECST, respectively. The issue price was ¥677 per share, and it was calculated by the share price average of the Company of two business days of before and behind February 28, 2005 when the Company entered into stock-for-stock exchange agreements with NEC SOFT and NECST.

These acquisitions have been accounted for using the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on the fair value of the assets and liabilities acquired at the respective dates of acquisition. The fair values of the assets acquired and liabilities assumed have been determined using internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company’s expectation to strengthen its systems integration competence and software development competence.

Effects of the transactions on the consolidated balance sheet are as follows:

	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Intangible assets other than goodwill	¥6,255	¥6,491
Goodwill	25,852	23,366
Total assets acquired	32,107	29,857

Long-term liabilities	(2,534)	(2,630)
Acquired minority interest	15,566	14,954

Net assets acquired	¥45,139	¥42,181

The ¥49,218 million of goodwill was assigned to the IT Solutions business.

Because NEC SOFT and NECST were consolidated subsidiaries, the Company’s consolidated statements of operations included the operation results of those subsidiaries for the full year. Since January, 2005, minority interests relating to these subsidiaries have been recognized in the Company’s consolidated financial statements based on ownership interest after the tender offers, and after stock-for-stock exchanges, minority interests relating to these subsidiaries have not been recognized in the Company’s consolidated financial statements based on ownership interest after stock-for-stock exchanges because NEC SOFT and NECST became wholly-owned subsidiaries of the Company.

7.	Assets Pledged as Security and Secured Loans

Assets Pledged as Security are summarized as follows:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Other current assets	¥500	¥—	¥—
Property, plant and equipment (net book value)	47,503	19,859	40,882

Secured loans are summarized as follows:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Short-term borrowings and long-term borrowings	¥14,656	¥4,630	¥10,433

8.	Net Income Per Share

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Net Income	¥25,197	¥16,421	¥67,864
Effect of participating convertible securities	(591)	—	(890)

Net income available to common shareholders	¥24,606	¥16,421	¥66,974

Effect of dilutive securities:
Convertible debt	206	291	583
Contingently Convertible debt issued by subsidiaries	(795)	—	(823)
Other	(19)	—	(44)

Diluted net income	¥23,998	¥16,712	¥66,690

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Number of shares)
Weighted-average number of shares of common stock outstanding for the period or year	1,926,531,729	1,964,274,178	1,926,424,743
Effect of dilutive securities:
Convertible debt	166,262,345	166,261,699	166,262,345
Weighted-average number of shares of diluted common stock outstanding for the period or year	2,092,794,074	2,130,535,877	2,092,687,088

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Yen)
Net income per share:
Basic:	12.77	8.36	34.77
Diluted:	11.47	7.84	31.87

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive are as follows:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Number of shares)
Stock options	1,253,000	1,278,000	1,234,000

Diluted EPS for the six months ended September 30, 2004 included the contingently convertible debt issued by subsidiaries and was restated.

9.	Fair Value of Derivative Financial Instruments

The carrying amounts and estimated fair values of derivative financial instruments are summarized as follows:

	Six months ended September 30 (Unaudited)
	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Derivatives:
Forward exchange contracts	¥(742)	¥(742)	¥(536)	¥(536)
Interest rate and currency swap agreements	(8,944)	(8,944)	(7,148)	(7,148)
Currency option contracts:
Written	(26)	(26)	—	—
Purchased	411	411	117	117

	March 31, 2005
	Carrying amount	Estimated fair value
	(Millions of yen)
Derivatives:
Forward exchange contracts	¥(1,818)	¥(1,818)
Interest rate and currency swap agreements	(8,113)	(8,113)
Currency option contracts:
Written	(6)	(6)
Purchased	517	517

10.	Restructuring Charges

During the year ended March 31, 2005, the Company implemented restructuring activities in the area of systems integration and personal solutions, and therefore, the Company incurred a restructuring charge of ¥5,854 million. The charge for the IT Solution business consisted of personnel costs for the reduction of approximately 600 employees, which excludes employees who left through normal attrition. Prior to March 31, 2005, the Company had paid personnel costs of ¥3,759 million and other costs of ¥530 million. At March 31, 2005, unpaid termination benefits approximated ¥3,037 million. At September 30, 2005, unpaid termination benefits approximated ¥1,550 million.

11.	Pension and Severance Plans

Components of net pension and severance cost for all defined benefit plans including both the Company’s and the employees’ contributory portion of such plans for the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005 are as follows:

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Service cost	¥22,593	¥21,570	¥44,999
Interest cost	12,856	12,607	25,503
Expected return on plan assets	(6,181)	(7,122)	(12,234)
Amortization of unrecognized prior service cost	(5,697)	(5,999)	(11,411)
Amortization of actuarial loss	15,895	13,736	31,655
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	1,524	1,705	3,047
Settlement loss	7,895	—	12,607

Net pension and severance cost for all defined benefit plans	¥48,885	¥36,497	¥94,166

12.	Leasing Arrangements

(1)	Equipment leasing

For the Company’s leasing business for computer and others, future lease payments from non-cancelable leases under operating leases at September 30, 2004 and 2005 and March 31, 2005 are as follows:

	September 30, 2004 (Unaudited)	September 30, 2005 (Unaudited)	March 31, 2005
	(Millions of yen)
Within one year	¥2,074	¥1,704	¥1,776
Over one year	110	174	124

(2)	Lease of facilities and equipment for internal use.

The Company leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at September 30, 2004 and 2005 and March 31, 2005 are as follows:

	September 30, 2004 (Unaudited)	September 30, 2005 (Unaudited)	March 31, 2005
	(Millions of yen)
Within one year	¥28,225	¥31,687	¥28,976
Over one year	91,304	113,845	110,755

13.	Additional paid-in capital

Change in additional paid-in capital is shown below:

	September 30, 2004 (Unaudited)	September 30, 2005 (Unaudited)	March 31, 2005
	(Millions of yen)
Additional paid-in capital:
Balance at beginning of period or year	¥454,333	¥455,683	¥454,333
Stock issuance by stock-for-stock exchanges	—	45,098	—
Stock based compensation	(27)	414	(27)
Conversion of convertible debt into shares of common stock	—	1	—
Gain(Loss) on sale of treasury stock	(8)	(3)	(19)
Equity transaction by consolidated subsidiary	—	—	1,396

Balance at end of period or year	¥454,298	¥501,193	¥455,683

Issuance of common sotck in connection with conversion of convertible debt for the six months ended September 30, 2005 was 646 shares.

14.	Commitments and Contingent Liabilities

Commitments outstanding at September 30, 2005 for the purchase of property, plant and equipment are ¥ 17,055 million.

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at September 30, 2005 are summarized as follows:

(Unaudited)	Maximum potential future payments	Term	Collateral
	(Millions of yen)	(Years)	(Millions of yen)
Affiliated company bank loans	¥19,561	1- 7	¥—
Employee mortgage loans	17,932	1-19	—
Customer financial arrangements	5,661	1-12	257
Lease - residual value guarantees	23,703	1- 5	—

The Company’s guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company’s financial position or results of operations.

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at September 30, 2005 would not have a material effect on the Company’s financial position or results of operation, except for the following:

NEC Corporation and NEC Electronics America, Inc., an indirect U.S. subsidiary of NEC Corporation, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, NEC Electronics Corporation, a consolidated subsidiary of NEC Corporation, and NEC Electronics America, Inc., have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Although no rulings have been issued in these investigations and related civil proceedings at this time, the Company has provided an accrual for reasonably estimable amount at September 30, 2005 in connection with the U.S. Department of Justice’s investigation.

15.	Segment Information

(1)	Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration including outsourcing, software such as operating systems and middleware, computer platforms such as servers, workstations and storage systems, and personal solutions such as personal computers and Internet services “BIGLOBE”. Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation (“3G”) mobile communication systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, IP switches and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs, and electronic components such as capacitors, relays, and lithium ion rechargeable batteries. Included under others are businesses which develop, design, manufacture and market display monitors and LCD projectors, and provide construction services for information and network systems.

a. Sales

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Sales:
IT Solutions business:
External customers	¥819,014	¥847,638	¥1,820,680
Intersegment	143,700	142,490	323,758

Total	962,714	990,128	2,144,438
Network Solutions business:
External customers	859,000	768,820	1,802,606
Intersegment	40,894	42,483	89,371

Total	899,894	811,303	1,891,977
Electron Devices business:
External customers	428,720	371,994	807,686
Intersegment	32,672	20,693	60,984

Total	461,392	392,687	868,670
Others:
External customers	196,420	244,583	424,160
Intersegment	109,698	96,575	224,968

Total	306,118	341,158	649,128
Eliminations	(326,964)	(302,241)	(699,081)

Consolidated total	¥2,303,154	¥2,233,035	¥4,855,132

b. Segment profit or loss

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2003
	(Millions of yen)
Segment profit (loss):
IT Solutions business	¥34,292	¥26,383	¥102,310
Network Solutions business	18,203	13,727	26,468
Electron Devices business	33,775	(9,650)	37,178
Others	3,631	4,231	11,555

Total	89,901	34,691	177,511
Eliminations	(1,097)	3,109	2,977
Unallocated corporate expenses	(29,475)	(24,833)	(49,316)

	59,329	12,967	131,172
Net other income and expenses	12,550	15,509	(15,508)

Consolidated income before income taxes	¥71,879	¥28,476	¥115,664

Intersegment transfers are made at arm’s-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment.

(2)	Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit for the six months ended September 30, 2004 and 2005 and Year ended March 31, 2005 are as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2005 (Unaudited)	Year ended March 31, 2005
	(Millions of yen)
Net sales:
Japan	¥1,785,129	¥1,740,445	¥3,777,408
All foreign countries	518,025	492,590	1,077,724

Total	¥2,303,154	¥2,233,035	¥4,855,132

Geographic profit :
Japan	¥53,897	¥11,198	¥112,114
All foreign countries	5,432	1,769	19,058

Total	¥59,329	¥12,967	¥131,172

There are no sales in foreign countries which are individually material. Transfers between geographic areas are made at arm’s-length prices.

16.	Subsequent events

On October 12, 2005, NEC Corporation and NEC Kansai Ltd. (“NEC Kansai”) sold all of the shares they owned in NEC Machinery Corporation (“NEC Machinery”) to Canon Inc. in accordance with the tender offer agreement entered into among NEC Corporation, NEC Kansai and Canon Inc. on August 25, 2005 for the acquisition of the shares of NEC Machinery by Canon Inc.

Outline of the tender offer and NEC Machinery is as follows:

(Outline of tender offer)

	NEC Corporation	NEC Kansai
Number of shares sold	3,120,000	1,120,000

	(Millions of yen)

Sale price	¥3,781	¥1,357

(Outline of NEC Machinery)

Trade name:

NEC Machinery Corporation

Principal lines of business:

Development, manufacturing and sales of post-process equipment in semiconductor manufacturing equipment and factory automation equipment.